SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1


                       NICOLLET PROCESS ENGINEERING, INC.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                   654085 10 9
                                 (CUSIP Number)


                                Karen Kusko, Esq.
                        c/o Oscar Capital Management LLC
                                900 Third Avenue
                               New York, NY 10022
                                 (212) 610-2713
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 24, 1998
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                             (Page 1 of 18 Pages)


-------------------------
    1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

                                  SCHEDULE 13D

-----------------------------------          ----------------------------------
CUSIP No.: 654085 10 9                         Page  2 of 18 Pages
-----------------------------------          ----------------------------------
-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Andrew K. Boszhardt, Jr.
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       |X| (a)
                                                                       |_| (b)
-------------------------------------------------------------------------------
 3  SEC USE ONLY

-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    PF
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                |_|

-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
-------------------------------------------------------------------------------
      NUMBER OF        7      SOLE VOTING POWER
       SHARES                 1,471,500
    BENEFICIALLY
      OWNED BY      ---------------------------------------------------------
        EACH           8      SHARED VOTING POWER
      REPORTING     ---------------------------------------------------------
     PERSON WITH       9      SOLE DISPOSITIVE POWER
                              1,471,500
                    ---------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,575,500 (includes 104,000 warrants)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        |_|
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.9%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-----------------------------------          ----------------------------------
CUSIP No.: 654085 10 9                         Page 3 of 18 Pages
-----------------------------------          ----------------------------------
-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Anthony Scaramucci
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       |X| (a)
                                                                       |_| (b)
-------------------------------------------------------------------------------
 3  SEC USE ONLY

-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    PF
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                |_|

-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
-------------------------------------------------------------------------------
      NUMBER OF     7      SOLE VOTING POWER
       SHARES              166,667
    BENEFICIALLY
      OWNED BY    ---------------------------------------------------------
        EACH        8      SHARED VOTING POWER
      REPORTING   --------------------------------------------------------
     PERSON WITH    9      SOLE DISPOSITIVE POWER
                           166,667
                  ---------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     170,667 (includes 4,000 warrants)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    |_|
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  13D

-----------------------------------          ----------------------------------
CUSIP No.: 654085 109                         Page  4 of 18 Pages
-----------------------------------          ----------------------------------
-------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    David R. Chamberlin
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       |X| (a)
                                                                       |_| (b)
-------------------------------------------------------------------------------
 3  SEC USE ONLY

-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    PF
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                |_|

-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
-------------------------------------------------------------------------------
      NUMBER OF        7      SOLE VOTING POWER
       SHARES                 399,167
    BENEFICIALLY
      OWNED BY      ---------------------------------------------------------
        EACH           8      SHARED VOTING POWER
      REPORTING     ---------------------------------------------------------
     PERSON WITH       9      SOLE DISPOSITIVE POWER
                              399,167
                    ---------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     432,167 (includes 33,000 warrants)
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        |_|
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  13D

-----------------------------------          ----------------------------------
CUSIP No.: 654085 10 9                         Page 5 of 18 Pages
-----------------------------------          ----------------------------------
-------------------------------------------------------------------------------
 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Oscar Capital Management LLC
-------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       |X| (a)
                                                                       |_| (b)
-------------------------------------------------------------------------------
 3  SEC USE ONLY

-------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    WC
-------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                |_|

-------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
-------------------------------------------------------------------------------
      NUMBER OF     7      SOLE VOTING POWER
       SHARES              233,333
    BENEFICIALLY
      OWNED BY    ---------------------------------------------------------
        EACH        8      SHARED VOTING POWER
      REPORTING   --------------------------------------------------------
     PERSON WITH    9      SOLE DISPOSITIVE POWER
                           233,333
                  ---------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     233,333
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    |_|
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 2, dated December 3, 1998, amends the original
Schedule 13D previously filed by Andrew K. Boszhardt, Jr., Anthony Scaramucci, David R. Chamberlin and Oscar Capital Management LLC ("Oscar") on November
17, 1997, as amended by Amendment No. 1 thereto filed on November 18, 1997, relating to the Common Stock, no par value per share (the "Common Stock"), of Nicollet Process Engineering, Inc. (the "Company").


ITEM 1.   SECURITY AND ISSUER.

          This statement refers to the shares of Common Stock of the Company. The principal executive offices of the Company are located at 420 North Fifth Street, Ford Centre, Suite 1040, Minneapolis, Minnesota, 55401.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows:

          (a) The names of the persons (the "Reporting Persons") filing this statement are:

          Andrew K. Boszhardt, Jr.

          Anthony Scaramucci

          David R. Chamberlin

          Oscar Capital Management LLC

          (b) The business address of the persons filing this statement, except for David R. Chamberlin, is 900 Third Avenue, New York, New York, 10022. The business address of David R. Chamberlin is 260 Wrights Road, Aspen, Colorado, 81612.

          (c) Andrew K. Boszhardt, Jr. is a member owning 66.67% of the ownership interest in Oscar Capital Management LLC, a registered investment adviser.

          Anthony Scaramucci is a member owning 33.33% of the ownership interest in Oscar Capital Management LLC, a registered investment adviser.

          David R. Chamberlin is a former co-worker and long-time friend of Andrew K. Boszhardt. Mr. Chamberlin is an independent investment manager.

          Oscar Capital Management LLC is a registered investment adviser. Andrew K. Boszhardt, Jr. and Anthony Scaramucci are the sole members of Oscar Capital Management LLC.

          (d) and (e). None of the individuals named have, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f) All of the individuals named are United States citizens. Oscar Capital Management LLC is a New York limited liability company.

          This Schedule is being filed because the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"). However, the filing of this Schedule shall not be deemed an admission by any Reporting Person that such Reporting Person is part of a group or is required to file this Schedule and, except as may otherwise be specifically stated herein, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by all of the other Reporting Persons.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Personal funds were used to acquire the securities referred to in Item 5 below.

ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding thereto the following:

          The shares of Common Stock, the ownership of which is reported hereby, were acquired for investment purposes.

          On November 24, 1998, Andrew K. Boszhardt, Jr. and Anthony Scaramucci executed subscription agreements (the "Subscription Agreements") with the Company to purchase an aggregate of 900,000 shares of Common Stock (the "Shares"), as further described in Item 5 below.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of November 24, 1998, shares of the Common Stock of the Company were beneficially owned by the Reporing Persons as follows:

                                   COMMON STOCK               Warrants

Andrew K. Boszhardt, Jr.           1,471,500                  104,000

Anthony Scaramucci                   166,667                    4,000

David R. Chamberlin                  399,167                   33,000

Oscar Capital Management LLC         233,333


          As reported in the Company's Form 10-QSB, for the quarterly period ended May 31, 1998, the Company currently has 5,545,195 shares of Common Stock outstanding.

          The Reporting Persons own an aggregate of 2,411,667 shares of Common Stock, constituting 42.4% of the Common Stock which will then be outstanding.

                  (b) See the answer to Item 2 hereof.

                  (c) On November 24, 1998, Andrew K. Boszhardt, Jr. and Anthony Scaramucci executed the Subscription Agreements with the Company to purchase the Shares, at a purchase price of $.50 per share. Each of the individual subscribers purchased the Shares in the following amounts pursuant to the Subscription Agreements:

Andrew K. Boszhardt, Jr.      850,000

Anthony Scaramucci             50,000


          Although in the Company's most recently filed Form 10-QSB, for the quarterly period ended May 31, 1998, the Company reported that, on March 12, 1998, the Company sold 450,000 shares of Common Stock, at a price of $0.50 per share, to Andrew K. Boszhardt, Jr. and Anthony Scaramucci, Messrs. Boszhardt and Scaramucci believe that they were not, at such time, beneficial owners of such shares of Common Stock because the form and terms of the investment were still being negotiated. No subscription agreements were executed nor any shares of Common Stock issued at such time, therefore, Messrs. Boszhardt and Scaramucci were not beneficial owners of the shares as they did not have the power to vote, or direct the voting of, such shares, nor did they have the power to dispose, or direct the disposition of, such shares.

          (d) and (e) Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           The following exhibits relating to the transactions that led to the filing of this Amendment No. 2 to the Schedule 13D Statement dated November 17, 1997, as amended by Amendment No. 1 thereto filed on November 18, 1997, are filed herewith:

           1. Subscription Agreement and Letter of Investment Intent, dated November 24, 1998 by Andrew K. Boszhardt, Jr. (Exhibit A)

           2. Subscription Agreement and Letter of Investment Intent, dated November 24, 1998 by Andrew K. Boszhardt, Jr. (Exhibit B)

           3. Subscription Agreement and Letter of Investment Intent, dated November 24, 1998 by Anthony Scaramucci. (Exhibit C)

          SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 3, 1998



                                         OSCAR CAPITAL MANAGEMENT LLC
                                          for itself

                                         By:        *
                                            --------------------------
                                            Andrew K. Boszhardt, Jr.


                                                  *
                                            --------------------------
                                            Andrew K. Boszhardt, Jr.

                                                 *
                                            ---------------------------
                                            Anthony Scaramucci

                                                 *
                                            ---------------------------
                                            David R. Chamberlin



OSCAR CAPITAL MANAGEMENT LLC
As Attorney in Fact

/s/ Andrew K. Boszhardt, Jr.
---------------------------------
By:    Andrew K. Boszhardt, Jr.
Title: Chief Executive Officer

                                                                    EXHIBIT A

                           SUBSCRIPTION AGREEMENT AND
                           LETTER OF INVESTMENT INTENT


NICOLLET PROCESS ENGINEERING, INC.
420 N. 5TH ST.  STE #1040
MINNEAPOLIS, MN 55401

Ladies and Gentlemen:

          The undersigned ANDREW K. BOSZHARDT, JR. hereby subscribes to purchase 450,000 shares (the "Shares") of common stock, $.01 par value (the "Common Stock"), of NICOLLET PROCESS ENGINEERING, INC., a Minnesota corporation (the "Company"), for a purchase price of $.50 per share and upon the other terms and conditions set forth below. A check or other payment payable to "Nicollet Process Engineering, Inc." in the amount of $225,000 for the Shares is also delivered herewith. The Subscriber acknowledges that the Company is relying upon the accuracy and completeness of the representations contained herein in complying with its obligations under applicable securities laws and that a subscription for Shares may be rejected for any reason.

          The Subscriber acknowledges and represents as follows:

          1. The subscriber has received copies of all documents and any other information requested from the Company and has had an opportunity to ask questions of and receive answers from the management of the Company concerning the terms and conditions of the offering and to obtain any additional information desired or has elected to waive such opportunity. The Subscriber confirms that the Subscriber is fully informed regarding the financial condition of the Company, the administration of its business affairs and its prospects for the future, and that the Company makes no assurance whatsoever concerning the present and prospective value of the Shares to be acquired.

          2. The Subscriber realized that the Shares, as an investment, are speculative and involve a high degree of risk. The Subscriber believes that an investment in the Shares is suitable for the Subscriber based upon the Subscriber's investment objectives and financial needs, and the Subscriber has the financial means to undertake the risks of an investment in the Shares, to hold the Shares for an indefinite period of time, and to withstand a complete loss of the Subscriber's investment in the Shares.

          3. The Subscriber, either alone or with the assistance of a professional advisor, has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Shares. The Subscriber has obtained, to the extent deemed necessary, personal professional advice with respect to the risks inherent in, and the suitability of, an investment in the Shares in light of the Subscriber's financial condition and investment needs.

          4. The Shares are being purchased by the Subscriber for investment purposes in the Subscriber's name solely for Subscriber's own beneficial interest and not as nominee for, or for the beneficial interest of, or with the intention to transfer to, any other person, trust or organization.

          5. The Subscriber acknowledges that (a) the Subscriber must bear the economic risk of an investment in the Shares for an indefinite period of time because the Shares have not been registered under the Securities Act of 1933 or any applicable state securities laws and therefore may not be sold, transferred, assigned or otherwise disposed of unless such disposition is subsequently registered under such laws or exemptions from such registrations are available, and (b) a legend will be placed on the certificate evidencing the Shares stating that the Shares have not been registered under the Securities Act of 1933 and referencing the restrictions on the transferability of the Shares.

          6. The Subscriber is a bona fide resident of the State of New York.

          7. The Subscriber is an "accredited investor" within the meaning of Rule 501 under the Securities Act of 1933, coining within the category or categories marked below. For any category marked, the Subscriber has truthfully set forth the factual basis or reason the undersigned comes within that category. ALL INFORMATION IN RESPONSE TO THIS PARAGRAPH WILL BE KEPT STRICTLY CONFIDENTIAL. The Subscriber agrees to furnish any additional information that the Company deems necessary in order to verify the answers set forth below.

             /x/ The Subscriber is a director or executive officer of the Company.

            /x/ The Subscriber is an individual with a net worth, or joint net worth with spouse, presently exceeding $1,000,000.

           /x/ The Subscriber is an individual who either (I) had an income in excess of $200,000 in each of the years 1995 and 1996 and who reasonably expects income in excess of $200,000 in 1997, or
                   (ii) had a joint income with spouse in excess of $300,000 in each of the years 1995 and 1996 and who reasonably expect a joint income in excess of $300,000 in 1997.

           / / The Subscriber is a corporation, partnership, business trust or a non-profit Organization within the meaning of Section 501(c)(3)of the Internal Revenue Code that was not formed for the purpose of acquiring the securities of the Company, and that has total assets in excess of $5,000,000.

          / /      Other (please specify).

          8. If the Subscriber is not an individual, (a) the Subscriber was not organized for the specific purpose of acquiring the Shares, and (b) this Subscription Agreement has been duly authorized by all necessary action an the part of the Subscriber, has been duly executed by an authorized officer or representative of the Subscriber and is a legal, valid, and binding obligation of the Subscriber enforceable in accordance with its terms.

          9. The Subscriber desires that the Shares be held as follows (check one):

(a)  |x|  Individual Ownership        (f)   |_|   Corporation*
(b)  |_|  Community Property          (g)   |_|   Trust*
(c)  |_|  Jt. Tenant with Right of    (h)   |_|   Limited Liability Company
          Survivorship
(d)  |_|  Partnership*                (i)   |_|   Other (please describe)
(e)  |_|  Tenants in Common
                                            ------------------------

Dated:  NOV. 24, 1998

/S/ANDREW K. BOSZHARDT, JR.
------------------------------          -----------------------------
Signature                               Signature

------------------------------          -----------------------------
Title (if applicable)*                  Title (if applicable)*

ANDREW K. BOSZHARDT, JR.
------------------------------          -----------------------------
Name Typed or Printed                    Name Typed or Printed

900 THIRD AVENUE, 2ND FLOOR
------------------------------          -----------------------------
Address                                 Address

NEW YORK, NEW YORK  10022
------------------------------          -----------------------------
City, State and Zip Code                City, State and Zip Code

###-##-####
------------------------------          ------------------------------
Tax Identification or Social Security # Tax Identification or Social Security #

                                 * * * * * * * *
  This Subscription Agreement is accepted by the Company as of ________, ____.


                                         Nicollet Process Engineering, Inc.


                                         By:___________________________
                                                  Robert A. Pitner
                                            Its:  President & CEO

                                                                 EXHIBIT B

                           SUBSCRIPTION AGREEMENT AND
                           LETTER OF INVESTMENT INTENT


NICOLLET PROCESS ENGINEERING, INC.
420 N. 5TH ST. STE #1040
MINNEAPOLIS, MN 55401

Ladies and Gentlemen:

          The undersigned ANDREW K. BOSZHARDT, JR. hereby subscribes to purchase 400,000 shares (the "Shares") of common stock, $.01 par value (the "Common Stock"), of NICOLLET PROCESS ENGINEERING, INC., a Minnesota corporation (the "Company"), for a purchase price of $.50 per share and upon the other terms and conditions set forth below. A check or other payment payable to "Nicollet Process Engineering, Inc." in the amount of $200,000 for the Shares is also delivered herewith. The Subscriber acknowledges that the Company is relying upon the accuracy and completeness of the representations contained herein in complying with its obligations under applicable securities laws and that a subscription for Shares may be rejected for any reason.

          The Subscriber acknowledges and represents as follows:

          1. The subscriber has received copies of all documents and any other information requested from the Company and has had an opportunity to ask questions of and receive answers from the management of the Company concerning the terms and conditions of the offering and to obtain any additional information desired or has elected to waive such opportunity. The Subscriber confirms that the Subscriber is fully informed regarding the financial condition of the Company, the administration of its business affairs and its prospects for the future, and that the Company makes no assurance whatsoever concerning the present and prospective value of the Shares to be acquired.

          2. The Subscriber realized that the Shares, as an investment, are speculative and involve a high degree of risk. The Subscriber believes that an investment in the Shares is suitable for the Subscriber based upon the Subscriber's investment objectives and financial needs, and the Subscriber has the financial means to undertake the risks of an investment in the Shares, to hold the Shares for an indefinite period of time, and to withstand a complete loss of the Subscriber's investment in the Shares.

          3. The Subscriber, either alone or with the assistance of a professional advisor, has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Shares. The Subscriber has obtained, to the extent deemed necessary, personal professional advice with respect to the risks inherent in, and the suitability of, an investment in the Shares in light of the Subscriber's financial condition and investment needs.

          4. The Shares are being purchased by the Subscriber for investment purposes in the Subscriber's name solely for Subscriber's own beneficial interest and not as nominee for, or for the beneficial interest of, or with the intention to transfer to, any other person, trust or organization.

          5. The Subscriber acknowledges that (a) the Subscriber must bear the economic risk of an investment in the Shares for an indefinite period of time because the Shares have not been registered under the Securities Act of 1933 or any applicable state securities laws and therefore may not be sold, transferred, assigned or otherwise disposed of unless such disposition is subsequently registered under such laws or exemptions from such registrations are available, and (b) a legend will be placed on the certificate evidencing the Shares stating that the Shares have not been registered under the Securities Act of 1933 and referencing the restrictions on the transferability of the Shares.

          6. The Subscriber is a bona fide resident of the State of New York.

          7. The Subscriber is an "accredited investor" within the meaning of Rule 501 under the Securities Act of 1933, coining within the category or categories marked below. For any category marked, the Subscriber has truthfully set forth the factual basis or reason the undersigned comes within that category. ALL INFORMATION IN RESPONSE TO THIS PARAGRAPH WILL BE KEPT STRICTLY CONFIDENTIAL. The Subscriber agrees to furnish any additional information that the Company deems necessary in order to verify the answers set forth below.

          /x/  The Subscriber is a director or executive officer of the Company.

          /x/ The Subscriber is an individual with a net worth, or joint net worth with spouse, presently exceeding $1,000,000.

          /x/ The Subscriber is an individual who either (i) had an income in excess of $200,000 in each of the years 1995 and 1996 and who reasonably expects income in excess of $200,000 in 1997, or
               (ii) had a joint income with spouse in excess of $300,000 in each of the years 1995 and 1996 and who reasonably expect a joint income in excess of $300,000 in 1997.

          / / The Subscriber is a corporation, partnership, business trust or a non-profit Organization within the meaning of Section 501(c)(3)of the Internal Revenue Code that was not formed for the purpose of acquiring the securities of the Company, and that has total assets in excess of $5,000,000.

          / /  Other (please specify).

          8. If the Subscriber is not an individual, (a) the Subscriber was not organized for the specific purpose of acquiring the Shares, and (b) this Subscription Agreement has been duly authorized by all necessary action an the part of the Subscriber, has been duly executed by an authorized officer or representative of the Subscriber and is a legal, valid, and binding obligation of the Subscriber enforceable in accordance with its terms.

          9. The Subscriber desires that the Shares be held as follows (check one):

(a)   |x|   Individual Ownership           (f)  |_|   Corporation*
(b)   |_|   Community Property             (g)  |_|   Trust*
(c)   |_|   Jt. Tenant with Right of       (h)  |_|   Limited Liability Company
            Survivorship
(d)   |_|   Partnership*                   (i)  |_|   Other (please describe)
(e)   |_|   Tenants in Common
                                                ------------------------

Dated:  NOV. 24, 1998

/S/ANDREW K. BOSZHARDT, JR.
------------------------------           -----------------------------
Signature                                Signature


------------------------------           -----------------------------
Title (if applicable)*                   Title (if applicable)*


ANDREW K. BOSZHARDT, JR.
------------------------------           -----------------------------
Name Typed or Printed                    Name Typed or Printed


900 THIRD AVENUE, 2ND FLOOR
-------------------------------          -----------------------------
Address                                  Address


NEW YORK, NEW YORK  10022
------------------------------           -----------------------------
City, State and Zip Code                 City, State and Zip Code


###-##-####
------------------------------           -----------------------------
Tax Identification or Social Security #  Tax Identification or Social Security #

                                 * * * * * * * *

This Subscription Agreement is accepted by the Company as of __________, ____.


                                        Nicollet Process Engineering, Inc.


                                        By:___________________________
                                                 Robert A. Pitner
                                           Its:  President & CEO

                                                                EXHIBIT C

                           SUBSCRIPTION AGREEMENT AND
                           LETTER OF INVESTMENT INTENT


NICOLLET PROCESS ENGINEERING, INC.
420 N. 5TH ST.  STE #1040
MINNEAPOLIS, MN 55401

Ladies and Gentlemen:

          The undersigned ANTHONY SCARAMUCCI hereby subscribes to purchase 50,000 shares (the "Shares") of common stock, $.01 par value (the "Common Stock"), of NICOLLET PROCESS ENGINEERING, INC., a Minnesota corporation (the "Company"), for a purchase price of $.50 per share and upon the other terms and conditions set forth below. A check or other payment payable to "Nicollet Process Engineering, Inc." in the amount of $25,000 for the Shares is also delivered herewith. The Subscriber acknowledges that the Company is relying upon the accuracy and completeness of the representations contained herein in complying with its obligations under applicable securities laws and that a subscription for Shares may be rejected for any reason.

          The Subscriber acknowledges and represents as follows:

          1. The subscriber has received copies of all documents and any other information requested from the Company and has had an opportunity to ask questions of and receive answers from the management of the Company concerning the terms and conditions of the offering and to obtain any additional information desired or has elected to waive such opportunity. The Subscriber confirms that the Subscriber is fully informed regarding the financial condition of the Company, the administration of its business affairs and its prospects for the future, and that the Company makes no assurance whatsoever concerning the present and prospective value of the Shares to be acquired.

          2. The Subscriber realized that the Shares, as an investment, are speculative and involve a high degree of risk. The Subscriber believes that an investment in the Shares is suitable for the Subscriber based upon the Subscriber's investment objectives and financial needs, and the Subscriber has the financial means to undertake the risks of an investment in the Shares, to hold the Shares for an indefinite period of time, and to withstand a complete loss of the Subscriber's investment in the Shares.

          3. The Subscriber, either alone or with the assistance of a professional advisor, has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Shares. The Subscriber has obtained, to the extent deemed necessary, personal professional advice with respect to the risks inherent in, and the suitability of, an investment in the Shares in light of the Subscriber's financial condition and investment needs.

          4. The Shares are being purchased by the Subscriber for investment purposes in the Subscriber's name solely for Subscriber's own beneficial interest and not as nominee for, or for the beneficial interest of, or with the intention to transfer to, any other person, trust or organization.

          5. The Subscriber acknowledges that (a) the Subscriber must bear the economic risk of an investment in the Shares for an indefinite period of time because the Shares have not been registered under the Securities Act of 1933 or any applicable state securities laws and therefore may not be sold, transferred, assigned or otherwise disposed of unless such disposition is subsequently registered under such laws or exemptions from such registrations are available, and (b) a legend will be placed on the certificate evidencing the Shares stating that the Shares have not been registered under the Securities Act of 1933 and referencing the restrictions on the transferability of the Shares.

          6. The Subscriber is a bona fide resident of the State of New York.

          7. The Subscriber is an "accredited investor" within the meaning of Rule 501 under the Securities Act of 1933, coining within the category or categories marked below. For any category marked, the Subscriber has truthfully set forth the factual basis or reason the undersigned comes within that category. ALL INFORMATION IN RESPONSE TO THIS PARAGRAPH WILL BE KEPT STRICTLY CONFIDENTIAL. The Subscriber agrees to furnish any additional information that the Company deems necessary in order to verify the answers set forth below.

          / /  The Subscriber is a director or executive officer of the Company.

          /x/ The Subscriber is an individual with a net worth, or joint net worth with spouse, presently exceeding $1,000,000.

          /x/ The Subscriber is an individual who either (i) had an income in excess of $200,000 in each of the years 1995 and 1996 and who reasonably expects income in excess of $200,000 in 1997, or
               (ii) had a joint income with spouse in excess of $300,000 in each of the years 1995 and 1996 and who reasonably expect a joint income in excess of $300,000 in 1997.

          / / The Subscriber is a corporation, partnership, business trust or a non-profit Organization within the meaning of Section 501(c)(3) of the Internal Revenue Code that was not formed for the purpose of acquiring the securities of the Company, and that has total assets in excess of $5,000,000.

          / /  Other (please specify).

          8. If the Subscriber is not an individual, (a) the Subscriber was not organized for the specific purpose of acquiring the Shares, and (b) this Subscription Agreement has been duly authorized by all necessary action an the part of the Subscriber, has been duly executed by an authorized officer or representative of the Subscriber and is a legal, valid, and binding obligation of the Subscriber enforceable in accordance with its terms.

          9. The Subscriber desires that the Shares be held as follows (check one):

(a)   |x|   Individual Ownership         (f)  |_|  Corporation*
(b)   |_|   Community Property           (g)  |_|  Trust*
(c)   |_|   Jt. Tenant with Right of     (h)  |_|  Limited Liability Company
            Survivorship
(d)   |_|   Partnership*                 (i)  |_|  Other (please describe)
(e)   |_|   Tenants in Common
                                          ------------------------

Dated:    NOV. 24, 1998

/S/ANTHONY SCARAMUCCI
----------------------------             ---------------------------------
Signature                                Signature


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Title (if applicable)*                   Title (if applicable)*


ANTHONY SCARAMUCCI
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Name Typed or Printed                    Name Typed or Printed


900 THIRD AVENUE, 2ND FLOOR
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Address                                  Address


NEW YORK, NEW YORK  10022
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City, State and Zip Code                 City, State and Zip Code


###-##-####
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Tax Identification or Social Security #  Tax Identification or Social Security #

                                 * * * * * * * *

This Subscription Agreement is accepted by the Company as of _________, ______.

                                     Nicollet Process Engineering, Inc.


                                     By:___________________________
                                              Robert A. Pitner
                                        Its:  President & CEO